SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 15, 2007, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated August 15, 2007, the Company reported that it signed an agreement with Cyrela Brazil Realty S.A. Empreendimentos y Participacoes (“CYRELA”) under which CYRSA S.A., which will operate under the IRSA- CYRELA brandname, will develop residential projects in Argentina.

Both the Company and CYRELA (BOVESPA ticker: CYRE3) are publicly traded companies and market leaders in each of their home countries. The companies and their shareholders have built a close and lengthy commercial relationship given past developments they have jointly been involved in such as Brazil Realty S.A. and BrasilAgro, both of them in Brazil. In this new partnership they both bring together their track records and expertise to position CYRSA S.A. as a solid, reliable player in the real estate market.

CYRSA S.A. will develop real estate projects targeted to diverse market segments, comprising high construction quality and a new concept of central infrastructure and amenities that will allow its customers to enjoy a new lifestyle, based on safety, comfort and service. At this stage, CYRSA S.A. will start up its operations with an initial investment of US$ 60 million contributed by both partners on an equal basis.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 15, 2007